SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



Sierra Pacific Resources
   (Name of Issuer)

                     Common Stock (par value $1)
                    (Title of Class of Securities)


                              826428104
                           (CUSIP Number)


    Barbara J. Green
                            Franklin Resources, Inc.
                         One Franklin Parkway
                        San Mateo, California 94403-1906
                           (650) 312-2000

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           April 20, 2004
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

            (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,600,742  (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    8.0%

14. TYPE OF REPORTING PERSON

    HC
1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,600,640 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    8.0%

14. TYPE OF REPORTING PERSON

    HC


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    OO (See Item 3)

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER

    (See Item 5)

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,600,640 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    8.0%

14. TYPE OF REPORTING PERSON

    HC


Item 1.  Security and Issuer

The securities to which this statement relates are shares of Common Stock, par value $1 per share (the "Shares"), of Sierra Pacific Resources, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6100 Neil Road Reno, NV 89520-0400



Item 2. Identity and Background

          (a) Name:

            Franklin Resources, Inc. ("FRI")

        (b) State of Organization:

            Delaware

        (c) Principal Business:

FRI is a diversified financial services company. Through its wholly-owned direct and indirect subsidiary companies, FRI provides investment advisory, investment management, administrative, distribution and related services to open-end and closed-end investment companies, including a family of retail mutual funds, institutional accounts and separate accounts.

   Address of Principal Business/Principal Office:

One Franklin Parkway
San Mateo, CA 94403-1906

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Charles B. Johnson

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906




        (c) Principal Business:

Chairman of the Board/Member - Office of the Chairman/Director/Principal Shareholder;
Franklin Resources, Inc., a diversified financial services company. Through its wholly-owned direct and indirect subsidiary companies, FRI provides investment advisory, investment management, administrative, distribution and related services to open-end and closed-end investment companies, including a family of retail mutual funds, institutional accounts and separate accounts.

        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None

Item 2. Identity and Background

        (a) Name:

            Rupert H. Johnson, Jr.

        (b) Business Address:

            Franklin Resources, Inc.
                One Franklin Parkway
            San Mateo, California 94403-1906

        (c) Principal Business:

Vice Chairman/Member - Office of the Chairman/Director/Principal Shareholder; Franklin Resources, Inc., a diversified financial services company. Through its wholly-owned direct and indirect subsidiary companies, FRI provides investment advisory, investment management, administrative, distribution and related services to open-end and closed-end investment companies, including a family of retail mutual funds, institutional accounts and separate accounts.


        (d) Criminal Convictions:

            None

        (e) Civil Proceedings:

            None



Item 2. Identity and Background

(a) The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $112,950,741 (including brokerage commissions). All such funds were provided by the working capital of the separate accounts and mutual funds managed and advised by subsidiaries of FRI.

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired for purpose of investment by the separate accounts and mutual funds managed and advised by Franklin Advisers, Inc., Franklin Advisory Services, LLC and Franklin Private Client Group, Inc. (these advisory subsidiaries are hereafter referred to as the "Franklin Advisors"), which are subsidiaries of FRI. Neither FRI, nor any executive officer or director of FRI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of the separate accounts and mutual funds managed and advised by the Franklin Advisors for the purpose of investment.

The Franklin Advisors intend to withhold authority to vote for the three nominees to the Board of Directors at the May 3rd, 2004 shareholder meeting and encourage other shareholders to do the same. The primary duty of corporate directors is to protect shareholder interests by overseeing the policies and practices of the Company's management. In Sierra Pacific's case, we feel that this Board has continuously failed in this duty.

The Franklin Advisors have been disappointed by the substantial decline in book value of equity during the tenure of current management. Most specifically, since Walt Higgins, current CEO and Chairman, was assigned to that post on August 8, 2000, equity book value has declined by approximately 43%. The book value of the Company at that time, according to the June 30, 2000 Form 10-Q, was approximately $18.29 per share on 78.4 million shares outstanding. At year-end 2003, taking into account the dilutive impact of convertible securities, book value has declined to $9.87 per share on 200.2 million shares.
Although the decline in book value has been partially due to operating losses and write-offs of disallowed energy costs by regulators, management contributed to this decline through numerous capital transactions that resulted in new shares of common stock and $300 million of convertible debt issued substantially below book value. With the current share price approximately 25% below the Company's book value and management's apparent unwillingness to control costs or reduce capital spending (as discussed below), the Franklin Advisors are concerned that the Board of Directors will allow further dilution of shareholders' equity in the future.

Sierra Pacific has been an electric utility company operating in an environment of financial distress over the past three years. Because of the high power prices encountered during the western energy crisis in 2000 and 2001, electric power costs have risen substantially in Nevada and Sierra Pacific has found it difficult to achieve full recovery of these higher costs through the rate making process. One method that utilities can use to offset the rise in energy costs is to reduce non-energy operating and maintenance expense. Many utilities have been reducing this component of cost in recent years. Since 2000, the year Mr. Higgins took office, non-energy operating and maintenance expense has risen substantially, specifically on a per-unit basis. Thus, there appears to have been no effort by current management to offset higher costs in other parts of the business by lowering its controllable costs.

The cost of capital has greatly exceeded the return on investment opportunity for Sierra Pacific the past couple years. Despite this fact, management has seen its cash capital spending for utility plant increase from $302.0 million in 2001 to $328.1 million in 2003. In addition, management has stated its intention in the Form 10-K filed on March 8, 2004 to increase its cash capital spending for 2004 to $487.4 million, representing a 49% increase over the level reported in 2003.

Over the prior five year period ending December 31, 2003, the value of Sierra Pacific's common stock has fallen considerably. According to the 2004 proxy statement, a $100 investment made in SRP on December 31, 1998 including the reinvestment of all dividends would be worth only $21.98 on December 31, 2003. A comparative investment in the Standard and Poor's 500 index would have been worth $97.18 and an investment in the Dow Jones Utilities Index would have yielded $103.56. We believe that this comparative performance is disgraceful. The board has allowed current management to act in a manner that has contributed to the lower shareholder net worth. All shareholders should be insistent about the rights due to them under the law and do all they can to elect a board of directors that would enhance shareholder values for all shareholders.

In the future, the accounts and mutual funds managed and advised by the Franklin Advisors or other subsidiaries of FRI may decide to purchase additional shares of the Common Stock or other securities of the Issuer. In addition, the accounts and funds managed and advised by the Franklin Advisors and other subsidiaries of FRI may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. The accounts and funds managed and advised by the Franklin Advisors and other subsidiaries of FRI reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FRI or the Franklin Advisors nor any executive officer or director of FRI or the Franklin Advisors, has any present plans or proposals, which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any material change in the present capitalization or dividend policy of the Issuer;

(iv) any other material change in the Issuer's business or corporate structure;

(v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(vii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(viii) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) The separate accounts and mutual funds managed and advised by the Franklin Advisors, which are subsidiaries of FRI are the owners of 9,600,640 shares of the Common Stock representing approximately 8% of the outstanding shares of Common Stock. Since the advisory contracts of FRI subsidiaries with its clients grant them sole investment and voting power over the securities owned by its advisory clients, FRI subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) See Exhibit B for the summary of transactions within the past sixty days.

(d) No person other than respective advisory clients of advisory subsidiaries of FRI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit A - Executive Officers and Directors of Reporting Persons

Exhibit B - Summary of Transactions Within the last Sixty days



After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated: April 20, 2004


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.





By: /s/BARBARA J. GREEN

    Barbara J. Green
    Vice President, Deputy General Counsel,
    and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D














JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on April 20, 2004.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.




By: /s/BARBARA J. GREEN

    Barbara J. Green
    Vice President, Deputy General Counsel,
    and Secretary, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D











POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

/s/CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

/s/RUPERT H. JOHNSON, JR.



Exhibit A

EXECUTIVE OFFICERS AND DIRECTORS
Name
Present Principal Occupation/Employment
Residence or Business Address

Penelope S. Alexander
Vice President, Human Resources  U.S. - FRI
FRI

James R. Biao
Senior Vice President and Chief Financial Officer  FRI
FRI

Jennifer J. Bolt
Senior Vice President and Chief Information Officer  FRI
FRI

Harmon E. Burns
Vice Chairman, Member-Office of the Chairman/Director  FRI
FRI

Charles Crocker
Director  FRI
BEI Technologies, Inc.
One Post Street, Suite 2500, San Francisco, CA  94104

Martin L. Flanagan
Co-Chief Executive Officer and President  - FRI
FRI

Holly E. Gibson
Vice President, Corporate Communications - FRI
FRI

Barbara J. Green
Vice President, Deputy General Counsel and Secretary - FRI
FRI

Donna S. Ikeda
Vice President, Human Resources - International - FRI
FRI

Robert D. Joffe
Director  FRI
Cravath, Swaine & Moore LLP
Worldwide Plaza, 825 Eighth Avenue, New York, NY  10019

Charles B. Johnson
Chairman of the Board, Member-Office of the Chairman/Director/Principal Shareholder - FRI
FRI


Gregory E. Johnson
Co-Chief Executive Officer and President  FRI
FRI

Rupert H. Johnson, Jr.
Vice Chairman, Member-Office of the Chairman/Director/Principal
Shareholder  FRI
FRI

Thomas H. Kean
Director  FRI
Drew University
36 Madison Avenue, Madison, NJ  07940

Leslie M. Kratter
Senior Vice President and Assistant Secretary  FRI
FRI

Kenneth A. Lewis
Vice President and Treasurer  FRI
FRI

James A. McCarthy
Director - FRI
Private Investor
101 California Street, Suite 1400, San Francisco, CA  94111

Chutta Ratnathicam
Director  FRI
CNF, Inc.
3240 Hillview Avenue, Palo Alto, CA  94304

Peter M. Sacerdote
Director - FRI
Limited Partner/Chair of Investment Committee, Goldman, Sachs Group, L.P., Investment banking
Goldman, Sachs & Co. 85 Broad Street, New York, NY 10004

Murray L. Simpson
Executive Vice President/General Counsel - FRI
FRI

Charles R. Sims
Vice President  FRI
FRI

Anne M. Tatlock
Vice Chairman, Member-Office of the Chairman/Director - FRI
FRI

Louis E. Woodworth
Director - FRI
Private Investor/President, Alpine Corp.
Alpine Corp., 1505 7th Avenue, Seattle, WA 98119


FRI    Franklin Resources, Inc.
       One Franklin Parkway
       San Mateo, CA 94403-1906

Parent Company of a number of investment advisers and administrative companies providing investment advice and administrative services to the Franklin Templeton Group of Funds, managed accounts and other investment products.





Exhibit B

Summary of Transactions Within the last Sixty days

Date            Buy/Sell        No. of Shares   Price

3/25/04 Buy             9,000                   $7.51
3/26/04 Buy             89,000          $7.4351
3/26/04 Buy             337,000         $7.31




  Includes 2,733,099 common shares that would result upon the conversion of 424,453 Convertible Preferred Units and 19,000,000 Convertible bonds (as computed under Rule 13(d)-3(d)(1)(i)). CUSIP 826428104 13D Page 1 of 17